UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

ING Global Advantage and Premium Opportunity Fund
(Exact Name of Registrant as Specified in Declaration of Trust)

7337 East Doubletree Ranch Road
Scottsdale, AZ 85258
Address of Principal Business Office

(480) 477-3000
Telephone Number

Huey P. Falgout, Jr.
7337 East Doubletree Ranch Road
Scottsdale, AZ 85258
Name and Address of Agent for Service of Process

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:    YES [X ]             NO [  ]

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the city of Scottsdale, and state of Arizona on the 13th day of July, 2005.

ING GLOBAL ADVANTAGE AND PREMIUM OPPORTUNITY FUND

/s/ James M. Hennessy
By:	James M. Hennessy
President and Chief Executive Officer

Attest:	/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Secretary